Ternium S.A., Société anonyme Registered office: 26 Boulevard Royal, 4th floor L-2449 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

TERNIUM S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS
OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

August 11, 2022

Office of Manufacturing, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-4631.

Attention: Mr. Charles Eastman
Ms. Claire Erlanger

Re: Ternium S.A.
Form 20-F For the Year Ended December 31, 2021
Form 6-K furnished April 27, 2022
File No. 1-32734

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff (the "Staff") of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 26, 2022, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer. The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type.

Response Letter dated July 19, 2022
Note 4. Segment Information, page F-40

1.We note your response to our prior comment 7 but continue to have more questions on your aggregation analysis of the four operating segments within the Steel reportable segment. Please provide us the following information:
• Aggregation analysis which includes the Other Regions operating segment
• Financial information which includes both historical and projected results for each of the four operating segments. This information should include revenue (internal and external) as well as profit measures.
• In light of your response that the Brazil segment produces slabs, most of which are sold to your subsidiaries, please provide us a more detailed explanation as to why you believe the Brazil segment has similar nature of products and services, customers and production processes to the Mexico and Southern Region segments.

R: In response to the Staff’s comment, the Company provides the following information:

Aggregation analysis which includes the Other Regions operating segment

The Company advises the Staff that, as indicated in its response letter of July 19, 2022, the Company’s four steel operating segments have been aggregated in the Steel reportable segment in accordance with paragraph 12 of IFRS 8, based on the aggregation analysis described in such prior response letter. The Company hereby supplements such aggregation analysis including the Other Regions operating segment as follows:

a.As stated in the Company’s response letter of July 19, 2022, aggregation is consistent with the core principle that financial information must enable users to evaluate the nature and financial effects of the business activities in which the Company engages and the economic environments in which it operates.

b.[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

c.[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

d.[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

e.Ternium’s four operating segments have economic similarities and financial effects, as further described below:

1.[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

2. The four operating segments are also similar in each of the following respects:

i. nature of products and services: Ternium sells, through its operating segments, steel products that share similar characteristics with different grades of added value. All four operating segments sell similar products to similar costumers (mainly in the commercial, automotive, white goods, HVAC/lighting, agribusiness and canning industries in all the markets in which the Company participates).

ii. nature of production processes: Ternium specializes in manufacturing and processing finished steel products. The four operating segments share similar production processes, which start from iron ore or, in some cases, semi-finished steel (slabs and billets) either produced by Ternium in other facilities or purchased from third parties and obtain similar final products.

Ternium’s facilities use different technologies and have different levels of integration. The basic inputs for steel production are iron ore and energy. Ternium produces semi-finished steel through the blast furnace and the electric arc furnace methods. Semi-finished steel is then processed into finished products using hot-rolling, cold-rolling, coating, tubing, paneling, slitting and cut-to-length facilities among other processes. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Ternium may purchase hot-rolled, cold-rolled and coated products as well for further processing in its lines.

Thin-slabs, slabs and billets are processed in the hot-rolling mills in Mexico, Argentina and Colombia to obtain hot-rolled products using different technologies. Depending on its final use, the hot-rolled coils are then tempered and/or pickled, both in Mexico and Argentina, before being sent for sale as coils or cut into steel sheets.

Alternatively, the hot-rolled coils may be sent to a cold-rolling mill where they are put under a deformation process at room temperature to reduce their thickness and obtain cold-rolled coils. Cold-rolled coils can be sold in crude form to the market (full hard) or processed in the reheating ovens, annealing bays and temper lines to modify their metallurgic and physical characteristics. The tempered products can be sold as coils or sheets or further processed by adding coatings.

Cold-rolled coils can be further processed into tin plate at Ternium Argentina’s facility (by adding a thin layer of tin), into galvanized or electrogalvanized sheets at several of Ternium’s facilities in Mexico, the United States and Guatemala and at Ternium Argentina’s facility (by adding a thin layer of zinc to the products through different processes) or into pre-painted products. Some of these products can be further processed into slitted, cut-to-length and tailor-made products according to customers’ needs at Ternium’s service centers, which are located in several countries. In addition, coated, cold-rolled and hot-rolled coils can be further processed into tubular products, such as welded pipes, insulated panels and architectural panels, among other products.

iii. type or class of customer for the products and services: Ternium’s customers are mainly located in the Americas and are similar in all four operating segments, with the most important customers being from the same industries.

A significant majority of Ternium’s sales (77% of the total sales) during 2021 were concentrated in Mexico and the Southern Region within the following sectors:

Mexico – Steel shipments by sector (2021)

Southern region – Steel shipments by sector (2021)

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

iv. methods used to distribute the products or provide the services: all four operating segments distribute their products by truck, rail and vessel. Local sales are managed through local subsidiaries, and most of the export sales are made through a centrally-managed global distribution network.

v. nature of regulatory environment: there are no regulations applicable in the jurisdictions where the Company’s subsidiaries operate that have an impact on the determination of the segment aggregation.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

In light of your response that the Brazil segment produces slabs, most of which are sold to your subsidiaries, please provide us a more detailed explanation as to why you believe the Brazil segment has similar nature of products and services, customers and production processes to the Mexico and Southern Region segments.

The Company’s conclusion that the Brazil segment has similar nature of products and services, customers and production processes to the Mexico and Southern Region segments is based on the following reasons:

a.all of the output produced by all three operating segments are steel products, with different grades of value added;

b.the basic inputs for the production processes in Brazil, Mexico and Southern Region are iron ore and energy and the cost associated to the semi-finished steel product obtained from these production processes represents [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the cost of a higher added value steel product; Ternium’s steel production processes consume energy mainly in the form of natural gas, coal and electricity;

c.Brazil sells its slabs to Mexico and the Southern Region and also to other steel producers, which customers are from the same industries (automotive, industrial, and construction);

d.the distribution of products in all regions is done mainly by rail and vessel;

e.both Mexico and Southern Region use the slabs in their production processes to continue with the production of higher value added products;

f.the cost of slabs in the total production cost of a hot rolled coil and of a galvanized product in Mexico represents [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]; and

g.the acquisition of Ternium Brasil triggered the expansion program in Pesqueria, Mexico, which included the new hot-rolling mill and integrated the Brazilian slab facility to Ternium’s industrial system, enabling the increase of Ternium’s market share in Mexico with a combination of a higher production capacity, a broader dimensional offering, new advanced steel grades, enhanced customer service and reduced lead times in its value chain.

2. We note your response to our comment number 8 and the proposed revised disclosure. It appears to us that you are still presenting an additional measure of segment profit or loss, titled “Management View.” In light of the fact that your response indicates that you use operating income as your sole measure of segment profit or loss, please remove the disclosure of Management View sales and operating income to be consistent with the guidance in IFRS 8, paragraph 26.

R: The Company advises the Staff that it will revise its disclosure in future filings to remove its “Management View” on sales and operating income. Further, the Company advises the Staff that it has already done so in its financial statements for the six-month period ended June 30, 2022, which was furnished to the Commission on Form 6-K dated August 2, 2022, as follows:

* * * * *

If you have any questions relating to this letter, please feel free to call Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603. He may also be reached by e‑mail at brownp@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

cc:	Magalie Cormier
(PricewaterhouseCoopers)
Diego E. Parise
Diego E. Parise
(Mitrani Caballero & Ruiz Moreno)

Patrick S. Brown
(Sullivan & Cromwell LLP)